UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On March 1, 2022 (the “Closing Date”), SuperCom Ltd. (the “Company”) completed its previously announced registered direct offering with a single accredited institutional investor (the “Purchaser”) of an aggregate of 3,130,000 of its ordinary shares, par value NIS 0.25 per share (the “ordinary shares”), and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share. The private warrants will be exercisable beginning on the six-month anniversary of the Closing Date and will expire five years and six months following the Closing Date. These offerings were effected pursuant to the Securities Purchase Agreement, dated as of February 25, 2022 (the “Purchase Agreement”), with a single accredited institutional investor. Please refer to the Company’s Report on Form 6-K filed on February 28, 2022 for a summary of the offerings, the material terms of the Stock Purchase Agreement and the other agreements entered into in connection therewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: March 3, 2022